September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey W. Long

Re:	Golub Capital BDC, Inc. (File No. 814-00794)

Golub Capital Direct Lending Corporation (File No. 814-01412)

Dear Mr. Long:

On behalf of Golub Capital BDC, Inc. (“GBDC”) and Golub Capital Direct Lending Corporation (“GDLC” and, together with GBDC, the “Companies” and each a “Company”), we hereby respond to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone call on September 3, 2024 between Jeffrey W. Long of the Staff and Matthew J. Carter and Austin M. Day of Dechert LLP, counsel to the Companies, regarding GBDC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (File No. 814-00794), filed with the SEC on November 20, 2024 (the “GBDC Form 10-K”) and GDLC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (File No. 814-01412), filed with the SEC on December 8, 2024 (together with the “GBDC Form 10-K,” the “Form 10-K’s”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

1.	In each of the Form 10-Ks, the Staff notes that the footnote describing the weighted average income yield indicates that the disclosed yield is based on “the average fair value of earning portfolio company investments.” To the extent the Companies disclose a yield based on earning portfolio company investments only, please also disclose a total yield that includes all investments.

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Response: The Companies acknowledge the Staff’s comment, and each Company undertakes to update the applicable disclosure in its future SEC filings accordingly.

2.	To the extent a Company holds restricted securities, please disclose the acquisition date for each such restricted security in accordance with the requirements of Rule 12-12 under Regulation S-X.

Response: The Companies acknowledge the Staff’s comment, and each Company undertakes to update the applicable disclosure in its future SEC filings accordingly.

3.	The Staff notes that each Company discloses that it is a non-diversified management investment company but appears to be operating as a diversified company. To the extent a Company has been operating as a diversified company for more than three years and wants to operate as a non-diversified company, the Staff notes that the applicable Company will need to seek shareholder approval before operating as a non-diversified Company, as required by Section 13(a) of the Investment Company Act of 1940, as amended.

Response: The Companies acknowledge the Staff’s comment and respectfully submit that Section 13(a)(1) of the 1940 Act does not apply to business development companies and, accordingly, no stockholder vote is required for each Company to change its status from a diversified company to a non-diversified company or vice versa.

Each Company supplementally notes that it maintains an investment policy that allows it to operate as a non-diversified company, which also affords it the flexibility to operate as a diversified company. In addition, the Companies included a risk factor in the Form 10-Ks (reproduced below for ease of reference with emphasis added) to provide additional disclosure regarding its ability to operate as a diversified or non-diversified company, notwithstanding that it is a non-diversified company.

“We are a non-diversified investment company within the meaning of the 1940 Act and, therefore we are not limited with respect to the proportion of our assets that could be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we could invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value could fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We could also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. Although we are classified as a non-diversified investment company within the meaning of the 1940 Act, we maintain the flexibility to operate as a diversified investment company and have done so for an extended period of time.”

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4.	The Staff notes GBDC’s investment in the Allspring Treasury Plus Money Market Fund. For each Company’s investment in money market funds, please disclose, where applicable, the class of each such money market fund in which the applicable Company is invested in accordance with the requirements of Rule 12-12 of Regulation S-X.

Response: The Companies acknowledge the Staff’s comment, and each Company undertakes to update the applicable disclosure in its future SEC filings, accordingly.

5.	Please confirm whether the Companies have any covenant-lite loans in their respective portfolios. To the extent that covenant-lite loans make up 25% or more of a Company’s portfolio, please consider including additional risk disclosure.

Response: Each Company confirms that it does invest in “covenant-lite” loans. Accordingly, each Company undertakes to consider and, as appropriate, to add additional risk disclosure to its future SEC filings.

* * * * * * *

September 30, 2024 Page 4

If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 261-3395 (or by email at matthew.carter@dechert.com), Thomas J. Friedmann at (617) 728-7120 (or by email at thomas.friedmann@dechert.com), or Paul S. Stevens at (202) 261-3353 (or by email at paul.stevens@dechert.com).

Sincerely,

/s/Matthew J. Carter

Matthew J. Carter

cc:	David B. Golub Christopher C. Ericson Joshua M. Levinson Golub Capital BDC, Inc. Thomas J. Friedmann Paul S. Stevens Dechert LLP